AB 10/15/15

15027719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED OCT 13 2015 WASH, D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2014 (Date) AND ENDING June 30, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adirondack Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 Main Street
(No. and Street)

New Woodstock	NY	13122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fitzgerald 315-662-7450
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company, LLC
(Name - *if individual, state last, first, middle name*)

1514 Old York Rd.	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/15

OATH OR AFFIRMATION

I, Leigh Garber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adirondack Trading Group, LLC as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADIRONDACK TRADING GROUP, LLC

Statement of Financial Condition

June 30, 2015

Adirondack Trading Group, LLC
Statement of Financial Condition Index
June 30, 2015

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PARK PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9152

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Adirondack Trading Group, LLC

We have audited the accompanying statement of financial condition of Adirondack Trading Group, LLC (the "Company") as of June 30, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Adirondack Trading Group, LLC as of June 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
October 9, 2015

Adirondack Trading Group, LLC
Statement of Financial Condition
June 30, 2015

Assets		
Cash	$	16,661
Receivable from clearing broker		35,396
Other receivables		130,922
Prepaid expenses		7,578
Clearing deposit		25,000
Receivable from affiliates		52,975
Total Assets	$	268,532
Liabilities and Members' Equity		
Liabilities:		
Commissions payable	$	199,141
Payable to affiliates		2,325
Accounts payable and accrued expenses		16,182
		217,648
Members' equity		50,884
Total Liabilities and Members' Equity	$	268,532

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

Adirondack Trading Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized in New York State in 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. The Company only effects trades on an agency or riskless principal basis, and as such never holds securities positions.

Clearing Arrangements

The Company has clearing agreements with its clearing brokers, Cor Clearing and First Southwest Clearing (collectively, the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. Pursuant to respective clearing agreements, the Company maintains a clearing deposit with each of the Clearing Brokers.

Use of Estimates

The preparation of a Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2015. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Bad Debts

Receivables are reviewed on a regular and continual basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will either be reserved for or written off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed as a partnership; therefore no tax accrual has been reflected in the accompanying Statement of Financial Condition. The members are liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and the state of New York are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2012.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At June 30, 2015, the Company's Net Capital was $16,276 which was $1,766 in excess of the required Net Capital of $14,510. At June 30, 2015, the Company's ratio of Aggregate Indebtedness to Net Capital was 13.37 to 1.

4. RELATED PARTY TRANSACTIONS

The Company leases office space from a member on a month to month basis. No amounts were due as of June 30, 2015.

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of June 30, 2015 and through the date of this report there were no such claims.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Clearing broker extends credit to the customer subject to the requirements terms of a margin lending agreement. The Company is responsible to monitor compliance with these requirements, and when necessary collecting additional margin deposits on behalf of the Clearing Brokers from the customer. The Company is ultimately responsible for the failure of a customer to comply with the terms of its agreement with the Clearing Brokers.

7. SUBSEQUENT EVENTS

During certain periods from July 1, 2015 thru the date of these financials, the firm's Net Capital was below the minimum required by Rule 15c3-1. Upon discovering the respective deficiencies, a member of the firm promptly contributed additional capital and the firm came back into compliance. As of the date of these financial statements, the firm continues to maintain adequate net capital levels in accordance with the rules.

Management has evaluated the impact of all subsequent events through the date the Statement of Financial Condition was available to be issued and has determined that there were no additional subsequent events requiring disclosure in this financial statement.